March 29, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: John L. Krug, Senior Counsel

RE:

Bazi International, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 23, 2011

Dear Mr. Krug:

We thank you for your supplemental comment letter dated March 29, 2011 (the “Comment Letter”) addressed to Bazi International, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  With the Staff’s concurrence, the Company intends to add the requested disclosure set forth below in a definitive Proxy Statement filed with the Commission at the time of mailing (the “DEF14A”).

Proposal 1:  Amendment of the Certificate of Incorporation to Increase the Number of Shares of Authorized Common Stock

1.

We note your response to comment 3, and reissue the comment.  The revised proxy statement continues to refer to financings consummated on June 7, August 12 and October 1, 2011.  Since these dates have not yet occurred, please clarify whether you are referring to installment payments due on these dates or otherwise explain the apparent discrepancy.

RESPONSE:  Unfortunately, the reference to the year “2011” was in error.  The year “2010” is the correct reference, as each of these financings occurred in 2010 rather than 2011.  The DEF14A will include the revised date to reflect this discrepancy, per the Staff’s Comment Letter.

Proposal 2:  Amendment to the Company’s 2003 Stock Incentive Plan to Increase the Number of Shares Available for Issuance Under the Plan by 7,000,000 Shares

2.

We note your response to comment 8 and reissue the comment in part.  Please expand the discussion to explain how you became obligated to issue 1.169 million shares more than you are currently authorized to issue pursuant to the 2003 Stock Incentive Plan and identify the recipients and the number of options for each recipient, respectively.

RESPONSE:  As discussed with the Staff, the Company inadvertently issued options under the 2003 Plan in excess of awards actually available under the 2003 Plan.  As a result, the Company intends to add the following language in the DEF14A, under the caption “Proposal” under Proposal 2 in response to the Staff’s Comment Letter:

“The shares were issued during the past 12 months to our President and Chief Executive Officer, our Chief Financial Officer, our Vice President - Sales and Marketing, and our Vice President – Media, for options to acquire 350,000, 360,000, 400,000 and 100,000 shares of our Common Stock, respectively.  The issuance of shares upon exercise of such options under the 2003 Plan is subject to approval of Proposal 2 to increase the number of shares available for issuance under the 2003 Plan. In the event Proposal 2 to increase the number of shares available for issuance under the 2003 is not approved, such options will be deemed to be issued outside of the 2003 Plan.”

3.

We note reference to “recent key hires” in connection with your discussion of the background and purpose for the increase in the number of shares available under the 2003 Stock Incentive Plan.  To the extent not previously disclosed in response to comment 2, if you are obligated to issue options to your “recent key hires” the discussion should be expanded to address this fact and identify the recipients and the number of options for each recipient, respectively.

RESPONSE:  We believe the Company’s proposed reply to comment 2 above addresses the Staff’s concerns.  As a result, no additional disclosure is proposed in the DEF14A other than the disclosure suggested above in response to such comment.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the responses or the Amendment, please contact the undersigned at (303) 336-1425.

Very truly yours,

/s/ John Pougnet

Chief Financial Officer